ULTRA GLORY INTERNATIONAL LTD.
Akara Building
24 De Castro Street
Wickhams Cay 1
Road Town
Tortola, British Virgin Islands

April 30, 2010

Christopher Owings
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultra Glory International Ltd.
Registration Statement on Form 20-F
File No. 000-53919
Filed March 23, 2010

Dear Mr. Owings:

On behalf of Ultra Glory International Ltd. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated April 16, 2010 relating to the above-captioned registration statement on Form 20-F.  Captions and page references herein correspond to those set forth in the registration statement (the “prospectus”), unless otherwise specified.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 20-F

General

1.
Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing.  If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Noted.

Ultra Glory International Ltd.
April 30, 2010

2.
You indicate in the risk factors section that Wei Guo is involved with other blank check companies.  A new section should be added describing all blank check companies in which your promoter may have been involved.  Please include the following:

•
Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, the public reporting status of company, and describe any mergers or acquisitions with the blank check company.

•
Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management’s subsequent involvement in each company.

•
Disclose whether any transaction resulted in termination of Mr.Guo’s association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.  Also discuss any affiliated or third party involvement in the transaction.

We have amended our registration statement to include a new section in Item 6A of the registration statement entitled “Current Blank Check Company Experience” describing all blank check companies in which Mr. Wei Guo has been involved, including the name of the blank check company, the date the registration statement was filed on EDGAR, the public reporting status of the company and any mergers or acquisitions with the blank check company. The entities have not conducted any blank check offerings. No transaction has resulted in the termination of Mr. Guo’s association with any blank check company.

3.	You refer to “officers” and “directors” throughout your document. Please make it clear throughout the document that you only have one director and officer, who is the same person.

We have amended our registration statement to make clear that we have only one director and officer, who is the same person.

Directors and Senior Management, page 1

4.	Please revise to reflect, if true, that Mr. Guo is also your chief financial officer.

We do not have a chief financial officer.

Ultra Glory International Ltd.
April 30, 2010

Item 3.  Key Information, page 1

A.  Selected Financial Data, page 1

5.	Please disclose the date of your inception and that selected financial data is presented as of February 28, 2010 and for the period from inception through February 28, 2010.

We have amended Item 3A of the registration statement to reflect the date of our inception and that selected financial data is presented as of February 28, 2010 and for the period from inception through February 28, 2010.

Risk Factors, page 2

6.
We note that you mention in the second factor that there is a risk that you will be unable to continue as a going concern.  Please provide separate risk factor disclosure at the beginning of the section that you have received a going concern opinion from your auditor, what a going concern opinion means, and the risks that result.  Please also disclose this information at the beginning of your Operating and Financial Review and Prospects section.

We have amended our registration statement at the beginning of the risk factor section and at the beginning of the Operating and Financial Review and Prospects section to disclose that we have received a going concern opinion from our auditor, what a going concern opinion means, and the risks that result.

7.
We note the reference in note 2 to your financial statements that “future revenues derived principally from software enhancements and advertising to cellular telephone services” on page F-8.  Tell us, with a view towards disclosure, what consideration was given to providing risk factors discussing the countries and industries you may consider.

Note 2 to our financial statements has been revised to delete any reference to “future revenues derived principally from software enhancements and advertising to cellular telephone services,” which was inadvertently included in our prior filing. In addition, we have amended the risk factor entitled “The Company has no existing agreement for a business combination or other transaction and has not identified a particular industry for evaluation” to include the following statement: “Management has not identified any particular industry or specific business within an industry for evaluation.”

There may be conflicts of interest between .... page 2

8.	Please revise to ensure the caption and discussion is specific to your current managers and control persons.

We deleted this risk factor because it is not applicable to our current manager and shareholder.

Ultra Glory International Ltd.
April 30, 2010

If we are deemed to be a foreign private investment company .... page 4

9.	State whether you believe that you may currently be considered a foreign private investment company.

We have revised this risk factor which now contains the following heading: “Holders of our ordinary shares who are U.S. residents may be required to pay additional U.S. federal income taxes.”

The rights of our shareholders are not as extensive as those .... page 5

10.
Define the term “willful malfeasance” in plain English and clarify how directors “not acting honestly and in good faith and in the best interests of the corporation” is distinct from typical corporate law requirements in the United States.

We have revised this risk factor, to reference a new section added to Item 10B entitled, “Differences in Corporate Law” to clarify this risk factor in plain English.

11.	Here or in a separate risk, include discussion of whether United States shareholders can bring actions or get judgments enforced in the British Virgin Islands.

We have amended our registration statement to include a separate risk factor entitled “Your ability to bring an action against us or against our sole director and executive officer, or to enforce a judgment against us or him, will be limited.”

The protection available to the Company’s shareholders may .... page 5

12.	Make clear whether United States shareholders would not be afforded the same protections as in the United States.

We have deleted this risk factor because we believe that the risk factor entitled, “The rights of our shareholders are not as extensive as those rights of shareholders of U.S. corporations,” as amended, clarifies the distinction between protections generally available to shareholders of U.S. corporations and those available to our shareholders.

Our status as a foreign private issuer entitles us to .... page 5

13.
Please remove this risk factor because it applies to all foreign private issuers.  Additionally, please revise your disclosure under “Reports to security holders” beginning on page 7 to include discussion of the information currently included in this risk factor.  Ensure that your revisions discuss the reports and information you plan to provide, the information you expect not to provide, and a comparison of what is required under British Virgin Island laws.

We have removed this risk factor. In addition, we have revised the disclosure in Item 4A of our registration statement under the heading “Reports to security holders” to include a discussion of the information currently included in this risk factor.

Ultra Glory International Ltd.
April 30, 2010

We cannot assure you that following a business combination .... page 6

14.	Specify the SEC rule to which you reference and ensure you have included all associated material conditions and consequences.

We have added a separate risk factor entitled “Our ordinary shares are subject to “penny stock” regulations” to specify the relevant SEC rule and the related risk.

Item 4.  Information on the Company, page 7

A.  History and Development of the Company, page 7

Reports to security holders,  page 7

15.
Please revise your disclosure here or under “Documents on Display” on page 14 to state whether you plan to have your annual accounts, auditors’ reports and other information available in the U.S. for inspection by U.S. investors.  Refer to Item 10.H of Form 20-F.

We have amended Item 4A of our registration statement to disclose this information.

B.  Business Overview, page 8

16.	Include a discussion, to the extent possible, of the principal markets you expect to consider. Please see Items 4.B.2, 4.B.7, and 4.B.8 of Form 20-F.

We have amended Item 4B of our registration statement and believe that the disclosure therein adequately addresses the Staff’s comment and the requirements of Form 20-F.

17.
Please reconcile the disclosure in the last sentence in the second paragraph with the disclosure in note 2 to your financial statements that your future revenues will be derived principally from software enhancements and advertising to cellular telephone services, Make similar changes throughout the filing as applicable; for example, in the last sentence in the first paragraph under Operating Results on page 9.

Note 2 to our financial statements has been revised to delete any reference to “future revenues derived principally from software enhancements and advertising to cellular telephone services,” which was inadvertently included in our prior filing.

Ultra Glory International Ltd.
April 30, 2010

18.
Please provide more detail as to how the company intends to search for a target company, addressing matters such as the approximate number of persons who will be contacted or solicited and their relationship to the company’s promoters or management.

We have amended Item 4B of the registration statement to provide more detail as to how the company intends to search for a target company.

19.
Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

We have amended Item 4B of the registration statement in response to the Staff’s comment.

D.  Property, Plants and Equipment

20.
Reconcile your disclosure here with the information provided in note 5 of the financial statements.  Tell us with a view towards disclosure whether you have an agreement or expect to provide reimbursements for your current office space.  Please see Item 4.D of Form 20-F.

We have amended our registration statement to reconcile our disclosure under “Property, Plants and Equipment” with our disclosure in note 5 of the financial statements.  We believe that this disclosure, as amended, is in compliance with Item 4B of Form 20-F.

Operating and Financial Review and Prospects, page 9

A.  Operating Results, page 9

21.
You state that the costs of investigating and analyzing business combinations for the next 12 mouths and beyond such time will be paid with money in your treasury and/or through borrowings from your shareholders, management or other investors.  Please disclose the amount of cash in your treasury and whether your shareholders, management or other investors have committed to provide loans and/or investments to fund your activities.  If you have binding financing commitments, disclose the amounts and terms of the commitments.  Please also disclose the uncertainties regarding your ability to raise debt and/or equity financing to fund your activities and the terms of such financing.

We have amended the “Operating and Financial Review and Prospectus” section of our registration statement to disclose the amount of cash in our treasury and to disclose that our shareholder and management have not committed to provide loans and/or investments to fund our activities. We have disclosed in the registration statement that we have no binding financing commitments. We also have disclosed the uncertainties regarding our ability to raise debt and/or equity financing to fund our activities and the terms of such financing.

Ultra Glory International Ltd.
April 30, 2010

B.  Liquidity and Capital Resources, page 10

22.
Please disclose the amount of funds your sole shareholder has committed to advance and/or invest to incorporate and register with the SEC and to fund annual operating expenses, and the terms of the committed financing arrangements.  If there are no binding funding commitments from your sole shareholder please revise your disclosure to clarify that there is no assurance that the required funding will be provided.  In addition, please include a discussion of the uncertainty regarding your ability to continue as a going concern.

We have amended the “Liquidity and Capital Resources” section of our registration statement to clarify that our shareholder has not committed to advance and/or invest to incorporate and register with the SEC. We have revised our disclosure to clarify that there is no assurance that the required funding will be provided and we have included a discussion of the uncertainty regarding our ability to continue as a going concern.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management, page 11

23.
Please revise to include discussion of the other blank checks associated with your current director referenced in the risk “There may be conflicts of interest ...” on page 2.  See Item 6.A of Form 20-F.

We have amended Item 6A of our registration statement to include a discussion of the other blank checks associated with our current director under the heading “Current Blank Check Company Experience.”

B.  Compensation, page 11

24.
Clarify whether directors would begin receiving fees on December 31, 2011 or December 31, 2012.  Make clear whether your current shareholder will pay these fees in the event that you do not obtain funds from other sources.

We have amended Item 6B of our registration statement to clarify that directors would begin receiving fees on December 31, 2012 and that our current shareholder would pay these fees in the event that we do not obtain funds from other sources.

Ultra Glory International Ltd.
April 30, 2010

Item 7.  Major Shareholders and Related Party Transactions, page 12

B.  Related Party Transactions, page 12

25.
We note your disclosure in note 4 to your financial statements that upon formation, the company issued 50,000 shares to its founder.  Please describe this transaction and the transaction by which your current sole shareholder obtained 50,000 of your ordinary shares.

We have amended Item 7 of our registration statement under the section entitled “Related Party Transactions” to describe this transaction.

26.	Please reconcile the information here that there are no related party transactions with the information in note 5 of the financial statements.

We have amended our registration statement under the section entitled “Related Party Transactions” to reconcile this section with note 5 of the financial statements.

Item 10.  Additional Information page 13

A.  Share Capital, page 13

27.	Provide the information required by Item 10.A of Form 20-F.

We have amended the registration statement to provide the information required by Item 10.A of Form 20-F.

28.	Please ensure that you have included discussion of all material provisions of Exhibit 1.2.

We have amended the registration statement to include a discussion of all material provisions of Exhibit 1.2.

B.  Memorandum and Articles of Association, page 13

29.	Please revise to make clear what constitutes a quorum.

We have amended the registration statement to clarify what constitutes a quorum pursuant to our Memorandum and Articles of Association.

Ultra Glory International Ltd.
April 30, 2010

Financial Statements, pages F-3 – F-6

30.	Please identify your financial statements as those of a development stage entity, Refer to FASB ASC 915-205-45-4.

Our company is not a development stage entity, but a blank shell company, because it is not currently developing anything.

Note 1 – Organization and Operations, page F-7

31.
We note the date of your incorporation (and date of inception disclosed in the financial statements) differs from the date of incorporation disclosed in the first paragraph on page 7 and date your Memorandum of Association and Articles of Association were signed.  Please explain the inconsistent disclosure to us or revise your disclosure on page 7 or in the financial statements as appropriate.

We have amended our registration statement to reflect that the date of incorporation is January 21, 2010.

Note 2 – Summary of Significant Accounting Policies, page F-7

32.	The description of future revenues appears to be inconsistent with disclosures elsewhere throughout the filing. Please revise to address this inconsistency.

Note 2 to our financial statements has been revised to delete any reference to “future revenues derived principally from software enhancements and advertising to cellular telephone services,” which was inadvertently included in our prior filing.

******

Pursuant to the staff’s request, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ultra Glory International Ltd.
April 30, 2010

Sincerely,

/s/Wei Guo
Name: Wei Guo
Title: President

cc:	Bill Huo, Esq.
Kramer Levin Naftalis & Frankel LLP
Via facsimile (212) 715-8000